May 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Dillon Hagius

Re:	DiaMedica Therapeutics Inc.
Registration Statement on Form S-3
Filed March 10, 2021
File No. 333-254089
Request for Acceleration

Ladies and Gentlemen:

On April 29, 2021, DiaMedica Therapeutics Inc. (the “Registrant”) filed Amendment No. 1 on Form 10-K/A (the “Form 10-K/A”). Accordingly, the above-referenced registration statement, which incorporates by reference the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”), now incorporates by reference the Part III information incorporated by reference into the Form 10-K from the Form 10-K/A.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern Time, on May 4, 2021, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Fox Rothschild LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Amy Culbert of Fox Rothschild LLP at (612) 607-7287.

Thank you for your assistance in this matter. Should you have any questions, please call Ms. Culbert.

Very truly yours,

/s/ Rick Pauls

Rick Pauls

President and Chief Executive Officer